HMWW/Wiley-Pallas-VCH/Purchase and Assignment
             Agreement/endg./ST005406/May 6, 1996

               Purchase and Assignment Agreement
among

1.  VCH Publishing Limited Partnership,
    c/o United Corporate Services Inc.,
    15 East North Street,
    Dover, Delaware 19901, USA

    an American limited partnership organized and existing under the laws of the State of Delaware

         - hereinafter referred to as "Seller" or "Pallas" -

on the one side

and

2.  John Wiley & Sons, Inc.
    605 Third Avenue
    New York, N.Y. 10158-0012, USA

    an American stock corporation organized and existing under the laws of the State of New York,

         - hereinafter referred to as "Buyer" -

on the other side

                         Introduction

(1) Seller owns the following shares in VCH Verlagsgesell schaft mbH, Weinheim, Germany, registered in the Commercial Register at the Lower Court Mannheim under
    HRB 508W with a stated capital in the nominal amount of DM 4.687.500,-- (hereinafter: "Company" or "VCH"):

         one share in the nominal amount of DM   562,500
         one share in the nominal amount of DM   150,000
         one share in the nominal amount of DM    62,500
         one share in the nominal amount of DM 2,037,500

                                            DM 2,812,500

(2) The balance of the share capital of VCH is held as follows:

   (i)   Gesellschaft Deutscher Chemiker e.V.
         Varrentrappstrasse 40
         D-60486 Frankfurt am Main
         Federal Republic of Germany

                   - hereinafter referred to as "GDCh" -

         holds one share in the nominal amount of DM 1,687,500 (representing 36 % of the share capital).

   (ii) Deutsche Pharmazeutische Gesellschaft e.V., registered in Berlin, Federal Republic of Germany,
         c/o Im Kleeacker 30, 72072 Tubingen, Prof. Dr.
         H.P.T. Ammon

                   - hereinafter referred to as "DPhG" -

         holds

         one share in the nominal amount of DM   137,500
         one share in the nominal amount of DM    50,000

                                            DM   187,500

         representing 4 % of the share capital.


(3) The Company holds shares in various subsidiaries as listed in Exhibit 1(3) hereto (the Company and its subsidiaries shall hereinafter be referred to as the "VCH
     Group", as set out in Exhibit  1(3)).

                       Sale and Transfer

(1) Seller hereby sells and transfers to the Buyer all of its shares in the Company in the nominal amounts of

                                  DM   562,500.--,
                                  DM   150,000.--,
                                  DM    62,500.--,
                                  DM 2,037,500.--

                                  (hereinafter "Pallas Shares").

    The Pallas Shares are fully paid in.

    The Buyer hereby purchases the Pallas Shares and accepts the transfer of the Pallas Shares.

(2) The transfer of the Pallas Shares shall be subject to the conditions precedent (aufschiebende Bedingungen) of

   (i) clearance by the German Federal Cartel Office as set forth in Section 7 which shall be notified by either party to the acting notary by submission of a photocopy of the clearance letter, or by submitting adequate evidence for the expiration of the periods during which a prohibition order could be issued, and

   (ii)  payment of the purchase price pursuant to Section 3
         (2) and (3) less any deduction on account of the Purchase Price reduction pursuant to Section 3 (5)
         (b) which was notified in writing to the acting notary as provided in Section 3 (5) (b), and

  (iii) the Buyer having received evidence of the validity of the declarations made in the name of Seller in this Agreement as set out in Exhibit 2 (2). A written confirmation by the Buyer to the acting notary that it has received such evidence shall constitute full proof of the occurrence of this condition precedent. The seller shall be entitled to submit to the notary such evidence as is set out in
         Exhibit 2 (2) which shall also constitute full proof of such occurence.

         Seller undertakes to procure such evidence as soon as possible.

(3) The sale and transfer of the Pallas Shares shall include all rights to profits for the fiscal year commencing on January 1, 1996 and all retained profits of earlier years, if any.

(4) Simultaneous herewith, Buyer will acquire from GDCh and DPhG further shares in the Company, amounting to a total of approx. 30% (together with the Pallas Shares 90%) of the share capital.

     Seller hereby waives its right of preemption pursuant to the Articles of Association of the Company in relation to the acquisition by Buyer of shares in the Company from GDCh and/or DPhG, as set forth in the preceding paragraph.

(5)  As soon as all conditions precedent set forth in para.
     (2) have occurred, Seller and Buyer shall make a joint statement to this effect to the notary, which statement shall be kept with the notary's files and shall constitute full proof of such occurrence (except for clearance by the Federal Cartel Office, which shall be evidenced by a photocopy of the clearance letter or adequate evidence for the expiration of the periods during which a prohibition order could be issued). The possibility to prove the occurrence of any of the conditions precedent through other means shall remain unaffected.

             Purchase Price/Payment/Escrow Account

(1) The aggregate purchase price payable to the Seller for the Pallas Shares (including the right granted to Buyer under the covenant not to compete in Section 11 hereof) shall be DM 104,300,000 (in words Deutsche Mark one hundred and four million three hundred thousand) subject to adjustment pursuant to para. (5) below (hereinafter:
     "Purchase Price").

(2) DM 26,075,000 (in words: Deutsche Mark twenty-six million seventy-five thousand) of the Purchase Price (less the amount of any Purchase Price reduction under para. (5)
     (b)) shall be transferred within five banking days of the occurrence of the condition precedent pursuant to Section 2 (2) (iii) into the escrow account referred to in para.
     (6) below (hereinafter: "Escrow Account") and shall be released therefrom as provided in hereinafter.

(3) DM 77,877,500 (in words: Deutsche Mark seventy-seven million eight hundred seventy-seven thousand five hundred) of the Purchase Price (being the amount set forth in para. (1) minus the amount paid into the Escrow Account pursuant to para. (2) minus the amount set forth in para. (5) (a)), less the amount of any Purchase Price reduction under para. (5) (b) not yet deducted from the payment pursuant to para. (2), shall be payable to Seller within five banking days of the occurrence of the latest of the conditions precedent of Section 2 (2)(i) and (iii) (the date of such occurrence hereinafter: "Closing Date").

     Payment shall be made into the following bank account of
     Seller:

     Bank:         Barclays Bank PLC, St. Helier, Channel
                  Islands, Guernsey
     Account no.:  88619633
     Bank code:    204505
     Account name: PI Publishing Advisors S.A.

(4) The Purchase Price shall be subject to interest as follows:

    (a) Any interest on the amount of DM 26,075,000 to be paid into the Escrow Account pursuant to para (2) shall be for the account of the Buyer up to and including the day falling five banking days after the Closing Date, and shall be released to Buyer as provided in para. (8) (b).

    (b) As from the day falling five banking days after the Closing Date the Seller shall be entitled to interest at the German Federal Bank discount rate plus 2 % p.a. on the amount standing to the credit of the Escrow Account from that day on. Should the accrued interest on the amount standing to the credit of the Escrow Account exceed the interest which would have accrued on the basis of the above interest rate, the excess shall be released to Buyer. Should the accrued interest on the amount standing to the credit of the Escrow Account fall short of the interest which would have accrued on the basis of the above interest rate, the amount of the shortfall shall be paid by Buyer to Seller.

     (c) In case of late payment (Zahlungsverzug), Buyer shall pay interest at an increased rate, namely the German Federal
         Bank discount rate plus 3 % p.a.

(5)  The Purchase Price shall be reduced as follows:

     (a) The Purchase Price shall be reduced by DM 347,500 on account of any tax liabilities. This amount has already been taken into consideration as a deduction in the calculation of the amount payable under para.
         (3) above. Buyer shall not have any further claims, with respect to any taxes payable by the Company for any period.

    (b) The Purchase Price shall be further reduced by
        69.5 % of any amount by which the sum of

         -   bank debt and

         -   shareholder loans and

         -   factored receivables as yet unpaid by the debtors

         of the Company, in all cases as of April 30, 1996, exceeds DM 15,000,000 (Deutsche Mark fifteen million). The amount of the excess shall be

        (i) determined by Arthur Andersen & Co. GmbH Wirtschaftsprufungsgesellschaft, Stuttgart, acting as arbiter (Schiedsgutachter) for both parties (the parties to use best efforts to arrange that such determination is made within five working days of the date hereof), and

        (ii) notified to the acting notary by either of both parties, and

        (iii) shall be deducted from the Purchase Price payments as provided in paras. (2) and (3) or shall otherwise be released from the Escrow
              Account as provided in para (9) (b).

(6)  The Escrow Account shall be a notarial trust account
     (Notaranderkonto) opened by the acting notary
     (hereinafter: "Escrow Agent"). The Escrow Account will be operated in accordance with the provisions of the following paragraphs.

(7) The deposit shall be held by the Escrow Agent in an interest bearing account with all interest earned thereon to be treated as part of the deposit.

(8)  On the day falling 5 banking days after the Closing Date:

    (a) the Escrow Agent shall release DM 15,645,000 (Deutsche Mark fifteen million six hundred forty-five thousand), less any deduction made pursuant to para. (2) on account of Purchase Price reduction under para. (5) (b), from the Escrow Account to Seller and shall pay such amount to the Seller's bank account shown in para. (3) above;

    (b) the Escrow Agent shall release the amount of accrued interest to Buyer and shall pay such amount to a bank account notified by Buyer to the Escrow Agent.

(9) The remaining amount of DM 10,430,000 (Deutsche Mark ten million fourhundred and thirty thousand) shall be administered as follows:

    (a) Seller shall be entitled to require Buyer to declare a release of money standing to the credit of the Escrow Account at any time after September 30, 1997, in the amount of the balance standing to the credit of the Escrow Account at that time, less the amount of any claim of Buyer against Seller under this Agreement (including, without limitation, claims based on deliberate misconduct relating to this Agreement) still existing and notified by Buyer to Seller in writing with specification as to the basis of the claim, without the statute of limitation having expired at that time or any time thereafter.

    (b) Buyer shall be entitled to require Seller to declare a release of money standing to the credit of the Escrow Account

        (i) if Arthur Andersen GmbH & Co. has determined pursuant to para. (5) (b) that the sum of bank debt, shareholder loans and factored receivables of the Company as of April 30, 1996 exceeds DM 15,000,000, in the amount of 69.5 % of the excess (except if such excess has already been deducted pursuant to para. (2) or
              (3) above); or

        (ii) if Buyer has any other claims against Seller under this Agreement (including, without limitation, claims based on deliberate misconduct relating to this Agreement) still existing and notified by Buyer to Seller in writing with specifation as to the basis of the claim, without the statute of limitation having expired at that time or any time thereafter, in the amount of such claims.

    (c) Should the Federal Cartel Office prohibit the transaction, the Escrow Agent, against adequate proof of the prohibition order, shall promptly pay all sums standing to the credit of the Escrow
         Account to Buyer, except if the parties jointly appeal against such order as provided in 7 (3).

    (d) If Buyer initiates legal proceedings against Seller and Seller contests the validity of these proceedings for reason of

         (i) service upon the agent for service of process appointed by Seller not being effective vis-a-vis Seller, or the agent refusing to accept service, or the Seller not appointing a new agent in case the agent appointed herein is, for whatever reason, no longer able to perform its function, or

       (ii) the Seller not having a place of jurisdiction in Germany or

      (iii) the Seller having lost its ability to sue or to be sued on account of not existing any longer or for any other reason,

         the Escrow Agent shall, after having received adequate evidence of the Seller so contesting the validity of the proceedings release from the Escrow Account such amount as is requested by Buyer from Seller in the legal proceedings.

(10) Except as provided in para. (8) and para. (9) (c) and (d) the Escrow Agent shall only be entitled to release money from the Escrow Account if

    (i) he has received written confirmation from Buyer and Seller that a certain amount is to be released, or

    (ii) he has received a copy (Ausfertigung) of a final court decision requiring Buyer or Seller, as the case may be, to release money from the Escrow
         Account.

(11) When releasing money, the acting notary shall be entitled to deduct his fees from the amount standing to the credit of the Escrow Account from time to time, but not from the amount released.

(12) In case of late payment (Zahlungsverzug) of Buyer of more than 3 weeks with the amounts payable under para. (2) or
     (3), Seller shall be entitled to rescind this Agreement subject to

    (i) instructing the Escrow Agent to release all moneys which may stand to the credit of the Escrow Account at that time to Buyer, less a fixed sum of DM
         500,000 for contract costs to be paid to Seller, and

   (ii) having given Buyer after expiry of the 3 weeks adequate written notice of its intention to rescind, and giving Buyer a grace period of not less than 5 banking days.

                     Warranties; Remedies

(1)  Seller hereby warrants (section 459 para. 2 German Civil
     Code) and guarantees (section 305 German Civil Code) as of the date hereof, as follows:

    (a) The Seller has all necessary authority, and has taken all steps prescribed by applicable law or its constitutional documents or otherwise, to enter into this transaction, and has validly authorised the persons acting in its name in the context of this Agreement.

    (b) The stated capital of the Company in the nominal amount of DM 4,687,500.-- is fully paid in; contributions in kind have been valued at not more than market value; no part of the stated capital has been paid back to any of the shareholders presently holding the Pallas Shares or those shareholders having held Pallas Shares in the past; the Pallas Shares represent 60 % of the stated capital of the Company.

    (c) Seller owns the shares sold and transferred hereunder, and the Company owns the shares in the Subsidiaries as shown in Exhibit 1(3); Seller has the unencumbered right to transfer to the Buyer title to the Pallas Shares; there are no liens, encumbrances or claims of any kind or nature on or against the shares sold and transferred hereunder or the shares in any other company of VCH Group; all issued shares of the Company have been duly and validly issued. The provisions of parts C and D referred to in 13 para. 2 of the Articles of Association of the Company have become obsolete, and none of the shareholders of the Company is bound by these provisions any longer.

    (d) The Company is a corporation duly organised and validly existing under the laws of the Federal Republic of Germany and has the power to own its properties and to carry on its business as it is now being conducted; there are no joint ventures, silent partnerships or sub-participations or similar arrangements, except as shown in Exhibit 5(1)(d).

    (e) Seller has provided Buyer with the consolidated audited financial statements of VCH Group, signed by the auditors, for the fiscal years 1993, 1994 and 1995 (the "Financial Statements");

         the Financial Statements 1995 present a true and fair view of the net worth, financial position and results of the Group, and the Financial Statements 1995 have been prepared in compliance with German generally accepted accounting principles, consistently applied, without changing the valuation principles, unless shown in the notes.

         To the best of Seller's knowledge all pension liabilities are reflected as a provision with the maximum possible amount under section 6a Income Tax
         Act.

    (f) All tangible fixed assets (Sachanlagen) and tangible current assets (Vorrate) of the Company are in a good condition, normal wear and tear excepted; except for retentions of title arising in the ordinary course of business and statutory pledges, the companies belonging to VCH Group have good title to all assets reflected in the Financial Statements 1995 or not reflected only for reason of their low value ("geringwertige Wirtschaftsguter") (except as disposed in the ordinary course of business since January 1, 1996); the assets and inventories of the Company are not encumbered with rights of third parties, unless shown in the Financial Statements, and except collateral for bank loans entered into in the normal course of business.

    (g) Neither the Company nor any other company belonging to VCH Group has granted a guarantee, suretyship (Burgschaft) or other indebtedness for third parties' liabilities, except in favour of other companies of VCH Group in which VCH holds at least 60 % of the shares, and except as reflected in the 1995 Financial Statements, and except for a declaration of subordination made by the Company in relation to its claims against Verlagsservice Sudwest GmbH, Waghausel.

    (h)  To the best of the Seller's knowledge:

         (i) VCH Group does not infringe intellectual prop erty rights of third parties; however, Seller declares that companies belonging to VCH Group may in some cases, which are not material in the aggregate, infringe copyrights of their authors by electronic media use of works, and

       (ii) third parties do not infringe the intellectual property rights owned by VCH Group except for isolated and immaterial infringements in certain parts of the world not including the U.S.A. and Europe, and

       (iii) the companies of VCH Group are not involved in lawsuits with a value ("Streitwert") in each case of more than DM 50,000, or relating in each case to assets with a value of more than DM 50,000.

    (i)  To the best of Seller's knowledge, since
         December 31, 1995 the Company has continued to operate its business in the ordinary course, and no material adverse change has occurred.

    (j) All of the material agreements of the Company listed in Exhibit 5(1)(j) are validly existing; none of such agreements has been terminated, amended or has expired without having been renewed on equally favourable terms; the management of the Company is not aware of the intention of the respective other parties to such agreements to terminate or not to renew these agreements on or following April 30, 1996 or in connection with the execution of this Agreement, except as disclosed on Exhibit 5(1)(j).

    (k) Exhibit 5(1)(k) contains a correct general description of the situation as to unpublished books of VCH Group, and a complete list of all journals published but not owned by VCH Group, and a complete list of all journals published by VCH Group where the ownership situation is in dispute.

    (l) Buyer has been given access to certain information material, the table of contents of which is attached as Exhibit 5(1)(l). This material was up-to-date and not misleading in any material respect.

    (m)  Seller became a shareholder of the Company in 1991.
         In the context of the 1991 transaction, no warranty claims were raised by either party against the other.

    (n) On the basis of German generally accepted accounting principles consistently applied, the losses of VCH
         Group in the first four months of 1996 do not exceed the losses in the first half year of 1995.

(2) To the extent that the representations and warranties refer to the Seller's best knowledge, the knowledge of the following persons shall be attributed to Seller:

    (a)  The members of the Economic Board
         (Wirtschaftsbeirat) of the Company to the extent they have been appointed by Seller;

    (b)  The following members of the management of the
         Company:

         -   the managing director (Geschaftsfuhrer)
         -   Dr. Peter Golitz
         -   the finance director, Mr. Heilbrunn.


(3) In the event that any representation or warranty hereunder should turn out to be incorrect in whole or in part, the Seller shall pay damages to the Buyer in order to put it in the position as if the representation or warranty had been correct, provided that

    (i)   if the damage relates directly to the Pallas Shares
          (e.g., defect of title) Seller shall pay to Buyer the full amount of such damage,alternatively

    (ii) if the damage relates to the Company or any other company of VCH Group, Seller shall pay to Buyer 82 % of such damage.

(4) The Buyer shall be estopped from making any claim for breach of any representation or warranty hereunder to the extent that such claim is based on circumstances which are properly disclosed in this Agreement including its Exhibits. Buyer shall have no direct claim under para.
     (3) against the natural persons who are general partners of the Seller.

(5) Buyer is only entitled to assert claims under this 5 if the amounts of such claims against Seller exceed in the aggregate DM 200,000 and then only for the amount exceeding DM 200,000.

(6) All claims for breach of a representation (guarantee as set forth in para. (1)) or warranty hereunder shall be limited in the aggregate to an amount of DM 10,430,000 (Deutsche Mark ten million four hundred and thirty thousand). Buyer shall not have any claims, with respect to any taxes payable by the Company for any period except as set forth in Section 3 (5) (a).

(7) The aforementioned provisions represent the full and entire agreement of the parties with regard to any representations and warranties of the Sellers. Any further claims by the Buyer for a reduction of the purchase price, rescission or payment of damages, whether on the basis of violation of pre-contractual duties of care, voidability (Anfechtbarkeit) or on any other cause of action, shall be excluded. Claims based upon deliberate misconduct ("vorsatzliches Handeln") are not limited by any of the provisions of this Agreement.


(8)  Payments of the Seller made according to this  5
     constitute in the relationship between the Seller and Buyer a reduction of the purchase price.


                    Statute of Limitations

(1) All claims of the Buyer arising under this Agreement against the Seller shall be time-barred on September 30, 1997. For claims based upon deliberate misconduct
     ("vorsatzliches Handeln"), the statutory limitation periods shall apply.


(2) The expiry period of any claim of the Buyer shall be suspended by any written assertion of such claim vis-a-vis Seller, provided that the Buyer must commence judicial proceedings within three months after receipt of the written assertion by the Seller but not before expiration of the relevant contractual or statutory expiry period.

                        Merger Control

(1)  Buyer shall without delay notify the German Federal
     Cartel Office of this transaction pursuant to Section 24a
     German Statute against Trade Restraints
     ("Kartellgesetz").


(2) Seller shall assist and join the Buyer in the notification proceedings and, upon request, shall submit to the Buyer all information necessary for such purpose.
     Buyer shall keep Seller informed on the proceedings.

(3) Should a prohibition order be issued by the Federal Cartel Office, the parties shall discuss how to proceed, it being understood that no party shall be obliged to agree to appeal jointly against the order. This Agreement shall be considered void (auflosende Bedingung) in case a prohibition order is issued and is not appealed against jointly by Seller and Buyer within the periods prescribed by law, except for the provision of Section 3 (9) (c), and no party shall have a claim against the other in such case.

                            Waivers

Seller hereby confirms that, subject to the payment by the Purchaser of the Purchase Price hereunder, neither it nor any of its Affiliates ("verbundene Unternehmen" within the meaning of Sections 15 ff of the German Stock Corporation Law) nor any company or partnership in which it owns or controls (whether directly or indirectly) 25 % or more of the share capital will have any further claims of any type against the Company or members of VCH Group.

         Conduct of Business until Transfer of Shares

The Seller shall procure that the business of VCH Group will be continued in the usual and orderly manner in the period be tween the signing of this Agreement and the time that the transfer of the Pallas Shares becomes effective. The Seller will keep Buyer permanently posted on the business of VCH Group, and will procure that Buyer representatives have access to the premises, and will consult with Buyer prior to taking part in important business decisions including without limitation the taking on of financial debt.


                        Confidentiality

The Seller undertakes to keep confidential all business and operating secrets of VCH Group and not to disclose them to any third party. Buyer undertakes to keep confidential all business and operating secrets of VCH Group and not to disclose them to any third party until the Closing Date. It will deliver the respective records which it holds to Buyer promptly after the Closing Date.


                   Non-Competition Covenant

(1) The Seller undertakes not to compete until December 31, 1998 with VCH Group or its legal successors. The Seller will therefore neither establish a competitive enterprise nor participate in a competitive enterprise nor assist any competitive enterprise in any other form. For the avoidance of doubt, this covenant does not bind the general and limited partners of the Seller.


(2) For each case of violation the Seller will, after having been warned off, pay a contractual penalty of DM 100,000.
     In the event of a continued violation the contractual penalty is owed for each one month period without the requirement of being warned off again. The right to request that the Seller ceases and desists, and the right to request damages remains unaffected.


(3) Restrictions of the right to compete contained in the Articles of Association of VCH shall not be cancelled or modified by this provision. For the avoidance of doubt, this covenant does not bind the general and limited partners of the Seller.


                     Public Announcements

Buyer and the Seller will in respect of this agreement not cause to be made any press announcement without prior thereto having obtained the consent of the other contracting parties.
The consent may not be unreasonably withheld.

It is known to the Seller that Buyer may be obliged to publicly announce the subject of this agreement.


                          Assignment

Neither Buyer nor the Seller are entitled to transfer without the consent of the other contracting party rights or obligations arising from out of this Agreement to a third party (for this purpose, "third party" shall not include Affiliates of Buyer, provided Buyer guarantees the prompt performance of all obligations under this Agreement transferred to the relevant Affiliate).

                         Miscellaneous

(1) Any notices and other communications in connection with this Agreement shall be in writing and shall be delivered or sent by registered mail, telex or telefax to the following persons and addresses or such other addresses as the parties may hereinafter notify to each other:

    If to Seller:      to the address set out on page 1

    with a copy to:    the service agent set out below

    If to the Buyer:   to the address set out on page 1

    with one copy to:  Mr. Richard Rudick, 605 Third
                       Avenue, New York, NY 10158-0012

    and one copy to:   the service agent set out below.

    The parties hereby appoint, and undertake to maintain, the following agents for service of process
    (Zustellungsbevollmachtigte) in Germany:

    Seller:   Herr Rechtsanwalt und Notar Christian
              Brodersen, Doser Amereller Noack,
              Bethmannstrasse 50 - 54, 60311 Frankfurt

    Buyer:    Herrn Rechtsanwalt Dr. Klaus-Dieter Stephan,
              Bockenheimer Landstrasse 51 - 53, 60325
              Frankfurt


(2) The costs and expenses of this Agreement including tax, legal, financial advisory and brokerage costs and fees shall be borne by the party commissioning the respective costs. The notarial costs of this Agreement and the Federal Cartel Office Fees shall be borne by the Buyer. Seller guarantees that the Company will not be charged any brokerage or similar fees in the context of this transaction.


(3) Exhibits to this Agreement constitute an integral part of this Agreement.


(4) This Agreement and its Exhibits comprise the Agreement between the parties concerning the subject of the Agreement and replace all oral or written declarations of intention made by the parties in connection with the contractual negotiations. Changes of and amendments to this Agreement shall be made in writing.

(5) This Agreement and any disputes which may arise therefrom shall be governed by and construed in accordance with the laws of the Federal Republic of Germany (without giving effect to its conflict of laws principles) excluding the laws governing the international sale of goods. Exclusive jurisdiction shall vest in the courts of Frankfurt am Main regarding all disputes arising out of this Agreement.


(6) In the event that one or more provisions of this Agreement shall be, or shall be deemed to be, invalid or unenforceable, or if this Agreement is incomplete, the validity and enforceability of the other provisions of this Agreement shall not be affected thereby. In such a case the parties hereto agree hereby on such valid and enforceable provision or on provisions completing this Agreement which are commensurate with the commercial intent of this Agreement.